NO ACT



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



07076377

RECD S.E.C.
AUG 1 6 2007
1086

August 16, 2007

PE 6-28-07

Jeffrey P. Waldron
Stevens & Lee P.C.
620 Freedom Business Center
Suite 200
P.O. Box 62330
King of Prussia, PA 19406

Act: 1934
Section:
Rule: 14A-8
Public Availability: 8/16/2007

Re: Willow Financial Bancorp, Inc.
Incoming letter dated June 28, 2007

Dear Mr. Waldron:

This is in response to your letter dated June 28, 2007 concerning the shareholder proposal submitted to Willow Financial Bancorp by Albert S. Randa. We also have received a letter from the proponent dated August 8, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
SEP 0 5 2007
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Albert S. Randa
777 Wallace Drive
Warminster, PA 18974

STEVENS & LEE

LAWYERS & CONSULTANTS

620 Freedom Business Center
Suite 200
P. O. Box 62330
King of Prussia, PA 19406
(610) 205-6000 Fax (610) 337-4374
www.stevenslee.com

RECEIVED

2007 JUL -3 PM 12: 10

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Direct Dial: (610) 205-6028
Email: jpw@stevenslee.com
Direct Fax: (610) 371-7974

June 28, 2007

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Willow Financial Objection to Shareholder Proposal Submitted Under Rule 14a-8

Gentlemen:

On behalf of Willow Financial Bancorp., a Pennsylvania corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934 (the "Exchange Act"), we hereby request confirmation that the Staff (the "Staff") of the Securities Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, the Company omits the proposal and supporting statement submitted by Albert S. Randa (the "Proponent") from its proxy materials for the November 2007 annual meeting of shareholders. The Company expect to mail definitive proxy materials on or about October 1, 2007.

In a letter dated June 5, 2007, the Proponent submitted the following shareholder proposal (the "Proposal") with a supporting statement:

> I recommend that a committee be formed consisting of Chairperson Loring and two other directors who would employ the services of an executive search firm to recommend, and for the Board to approve, a replacement for President and Chief Executive Officer, Donna M. Coughey and Chief Financial Officer, Joseph T. Crowley.

Pursuant to Rule 14a-8(j), enclosed please find six copies of the Proposal and supporting statement and six copies of this letter.

For the reasons discussed below, the Company believes that it may properly omit the Proposal from its proxy materials because the Proposal falls within the exclusions of Rule 14a-8(i)(4), Rule 14a-8(i)(7), Rule 14a-8(i)(1) and Rule 14a-8(i)(3).

I. Rule 14a-8(i)(4) - Personal Claim or Grievance against Executive Officers

The proposal to remove Donna Coughey, the President and Chief Executive Officer, and Joseph Crowley, the Chief Financial Officer, relates to the redress of a personal claim or grievance against Ms. Coughey and Mr. Crowley. As explained further below, the Proponent is the former Chief Financial Officer of Chester Valley Bancorp, where Ms. Coughey served as President prior to being named to her present position in connection with the Company's merger with Chester Valley in 2005. Mr. Crowley succeeded the Proponent as Chief Financial Officer at Chester Valley and was appointed Chief Financial Officer of the Company in connection with the merger. The Proponent was terminated by Chester Valley in 2003 for just cause under the terms of his employment agreement and is now seeking redress of a personal grievance against Ms. Coughey and Mr. Crowley by targeting them with this shareholder proposal.

Specifically, the Proponent was dismissed from his position as Chief Financial Officer of Chester Valley by Ms. Coughey in April 2003, following a thorough investigation performed by independent counsel which uncovered numerous instances of inappropriate behavior as well as a trade made by the Proponent in violation of section 16(b) of the Exchange Act that the Proponent appeared to have concealed through improper reporting. If the Staff deems more specific details of the Proponent's actions that led to his termination for just cause relevant, the Company will provide them.

Around the time of the investigation, the Proponent initiated a complaint with the Department of Labor under the Sarbanes-Oxley Act for unlawful discrimination against an employee bringing a complaint against a company for federal securities violations. The Department of Labor dismissed the complaint for lack of evidence. Two months following his termination, the Proponent filed a civil action in Pennsylvania Common Pleas Court against Chester Valley, the board of directors, Ms. Coughey and the then head of human resources alleging, among other things, a breach of his employment agreement, fraud, defamation and invasion of privacy. In order to avoid the cost of litigation and resolve the matter prior to the 2005 merger with the Company, Chester Valley entered into a settlement agreement with the Proponent in September 2004, pursuant to which the Proponent also executed a general release in favor of Chester Valley, the board of directors, Ms. Coughey and the former human resources director. Neither Chester Valley, the board of directors or Ms. Coughey admitted any wrongdoing in connection with the settlement.

Since the time of settlement, the Proponent has called and emailed Ms. Coughey and other employees on various matters. These contacts can fairly be characterized as harassing in nature and Ms. Coughey instructed the Proponent not to contact her or any other employees going forward.

Because the release the Proponent executed in connection with the settlement of the litigation effectively limited his avenues of redress for the alleged wrongs he believes he has suffered, the Proponent now turns to the shareholder proposal process. For the reasons discussed below, we believe this is an abuse of the shareholder proposal process and the proposal should be excluded.

Rule 14a-8(i)(4) permits the exclusion of a shareholder proposal if the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. The purpose of Rule 14a-8(i)(4) is to ensure that the shareholder proposal process is not abused. See Release No. 20,091 (Aug. 16, 1983). A company's proxy materials should provide a forum for consideration of proposals that benefit shareholders, but are not available to air or remedy a personal claim or grievance or to further some personal interest of a shareholder. See Release No. 19,135 (Oct. 14, 1982). Such use of the shareholder proposal process, and the cost and time involved in responding to such proposals, do a disservice to the interests of the company and its shareholders at large." Id. The Commission has stated that even proposals drafted in broad terms so that on their face they might be of general interest to all shareholders may be omitted if the proponent has a personal motivation for submitting the proposal. Id.

The Proposal on its face is not clearly seeking redress of a personal grievance but the Staff has found in numerous circumstances that a facially neutral proposal can nevertheless be omitted if it is part of a pattern to redress a personal grievance. See Eastman Kodak Company (Mar. 5, 1993) (proposal to establish stockholder advisory committee excluded as one in series of steps relating to proponent's longstanding grievance against company); Southern Company (Dec. 10, 1999) (proposal to establish stockholder committee submitted by former employee was in furtherance of personal grievance against company); Philips Petroleum Company (Mar. 8, 2000) (proposal of discharged employee regarding executive compensation excluded under Rule 14a-8(i)(4). The Proponent has brought an administrative claim and a lawsuit, and now turns to the shareholder proposal process in furtherance of his efforts to redress a personal grievance. We do not believe it is coincidental that the Proposal is aimed at the Chief Executive Officer who fired the Proponent and the person who replaced him as Chief Financial Officer.

As noted above, one of the primary purposes for enacting Rule 14a-8(i)(4) is to ensure that the shareholder proposal process is not abused by permitting the inclusion of proposals that are intended to benefit a proponent and not the shareholders at large. The sole purpose for the Proposal is to redress the Proponent's personal grievance against Ms. Coughey and Mr. Crowley. Accordingly, the Proposal should be excluded pursuant to Rule 14a-8(i)(4).

II. Rule 14a-8(i)(7) - Ordinary Business Matters Exclusion

If the Staff determines that the Proposal is not excludable under Rule 14a-8(i)(4), the proposal clearly deals with a matter relating to the Company's ordinary business operations and is properly excludable under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's ordinary business operations. With respect to the determination of what constitutes such business matters, the Commission stated that "certain tasks are so fundamental to the management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion and termination of employees." Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998). The Staff has consistently taken the position that any proposals seeking to remove executive officers are excludable under Rule 14a-8(i)(7). See Exxon Corporation (Jan. 26, 1990) (proposal to remove company's chairman and chief executive officer dealt with matter relating to company's ordinary business operations); Philadelphia Electric Company (Jan. 29, 1988) (proposal to dismiss chairman, vice chairman and president is a matter relating to company's ordinary business operations); UAL Corporation (Mar. 15, 1990) (decision to request censure and resignation of executive officer related to conduct of company's ordinary business operations); Deere & Company (Aug. 30, 1999) (proposal to censure chief executive officer related to company's ordinary business operations).

Here, the Proponent's proposal recommends that the Board form a three-person committee to employ an executive search firm to recommend replacements for the Chief Executive Officer and Chief Financial Officer. Clearly, this is a matter relating to the ordinary business operations of the Company, and not a matter to be considered by shareholders. The policy underlying the ordinary business exclusion rests on two central considerations: the subject matter of the proposal and the degree to which the proposal seeks to "'micro-manage' the company by probing into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998). As we have noted above, the dismissal of executive officers falls squarely within the realm of a company's ordinary business matters. The proposal also seeks to micro-manage the company by delving into a complex matter that is better left to an informed board of directors.

The Commission has made a distinction in the past ten years between proposals relating to the hiring and firing of employees and proposals relating to executive compensation. The Commission has become increasingly receptive toward proposals dealing with executive compensation. See Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998). This Proposal is unrelated to executive compensation; it relates only to a proposal to terminate two executive officers. The Commission has not wavered in permitting the exclusion of proposals seeking to infringe on the company's management of its workforce.

The Commission also has indicated that it will look more favorably upon proposals relating to business matters if such matters focus on significant public policy issues. Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998). The Proposal in this case does not focus on any greater public policy issues. The only purpose of the Proposal is to remove the Company's Chief Executive Officer and Chief Financial Officer.

Finally, the fact that the Proposal is phrased in the form of a recommendation to the Board cannot keep the Proposal from being excluded. While non-binding proposals in the form of a recommendation to the board are often viewed by the Staff in a more favorable light than binding proposals with respect to the exclusion of proposals under Rule 14a-8(i)(1), this distinction is irrelevant with respect to the exclusion of proposals under Rule 14a-8(i)(7) because such proposals deal with fundamental responsibilities of the Company's board of directors or management. See UAL Corporation (Mar. 15, 1990) (precatory language could not save proposal requesting censure and resignation of chief executive officer). Further, this Proposal is only nominally precatory. The Proponent is recommending that the Board employ an executive search firm to replace two executive officers, which goes beyond reviewing and assessing the performance of these executive officers to determine if they even need to be replaced. The reason the Proponent does not recommend that the Board review and assess the performance of these executive officers is because, as the Proponent knows, the Board already does this on an annual basis. Were the Proponent to submit a proposal recommending that the Board review and analyze the performance of the executive officers, it would be excluded under Rule 14a-8(i)(10) as a proposal that has already been substantially implemented.

For the reasons stated above, the proposal should be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(7).

III. Rule 14a-8(i)(1) - Improper Under State Law

Under Rule 14a-8(i)(1), the Proposal recommending that the Board form a committee to employ an executive search firm to recommend replacements for the Company's Chief Executive Officer and Chief Financial Officer is not a proper subject for shareholder action under the Company's bylaws and Pennsylvania law.

Section 1721 of the Pennsylvania Business Corporation Law of 1988 (the "PBCL") states that the business and affairs of a business corporation shall be managed under the direction of a board of directors. Section 1733 of the PBCL provides that officers of a business corporation may be removed by the board of directors. Section 1732 of the PBCL states that officers shall be elected or appointed at such time, in such manner and for such terms as may be fixed by or pursuant to the bylaws. The Company's bylaws give the Board the power to appoint the Company's officers. Section 1731 of the PBCL states that the bylaws or the board of directors may establish one or more committees to consist of one or more directors. The Company's bylaws give the power to form committees to the Board.

The Proposal recommending that the Board form a committee to employ an executive search firm to recommend replacements for the Company's Chief Executive Officer and Chief Financial Officer, if adopted by a majority of the shareholders, would conflict with the powers of the Company's Board granted pursuant to Sections 1721, 1731, 1732 and 1733 of the PBCL and thus be improper under state law. The shareholders cannot usurp the authority granted to the Board under state law and the Company's bylaws.

Generally, the Staff is more accepting of proposals that are drafted as non-binding recommendations. In this instance, however, the precatory language cannot save this Proposal. The Proposal is only nominally precatory, and the full text of the Proposal demonstrates the clear intent of the Proponent to specifically direct the action of the Board. The Proponent here is calling for the Board not to analyze the performance of these executive officers but to replace them, which reaches well beyond the scope of power of the shareholders and infringes upon the power of the Board to direct the affairs of the Company.

Even if the precatory language is enough to save the Proposal from exclusion under Rule 14a-8(i)(1), the Proposal would still be properly excluded under Rules 14a-8(i)(4), 14a-8(i)(7) and 14a-8(i)(3) for the reasons described in those sections.

Legal Opinion

Based upon our review of the PBCL and the Company's bylaws and articles of incorporation, it is our opinion that the Proposal, if adopted by a majority of the shareholders, would conflict with the powers of the Company's Board granted pursuant to Sections 1721, 1731, 1732 and 1733 of the PBCL and thus be improper under Pennsylvania law.

IV. Rule 14a-8(i)(3) - Violation of Proxy Rules

The Proposal should be excluded under Rule 14a-8(i)(3) because the supporting statement is materially false and misleading in violation of Rule 14a-9. Rule 14a-8(i)(3) provides that shareholder proposals may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials.

Rule 14a-9 states that proxy materials shall not contain any statement which "at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." Rule 14a-9 sets forth the following as a specific example of what may be misleading within the meaning of the rule: "material which directly or indirectly impugns the character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." While the Commission recently narrowed the scope of what Rule 14a-9 statements may be omitted under Rule 14a-8(i)(3), it reiterated its position that the above statements regarding character and personal reputation are still excludable under the rule. See Shareholder Proposals, Staff Legal Bulletin No. 14B (Sep. 15, 2004).

The supporting statement to the Proposal in this case contains a number of unsubstantiated, false and misleading statements concerning Ms. Coughey and Mr. Crowley. The Proponent's rationale for wanting to replace Ms. Coughey and Mr. Crowley is that the Company's "miserable performance" this past year is "directly related" to the two individuals who lack the experience and ability to manage a $1.5 billion bank. This is an unsubstantiated claim by the Proponent. His only argument in support of this assertion is that the Chief Executive Officer's experience is with "much much smaller banks," specifically, Mellon Bank of Delaware which had assets of $600 million and First Financial Bank (Chester Valley's subsidiary) which had about $650 million in assets. In fact, by banking standards, the Company, Chester Valley and Mellon Bank of Delaware are of comparable size and the problems encountered in managing those banks are not substantially different from those encountered in managing the Company. If anything, Mellon Bank of Delaware, as a subsidiary of one of the largest banks in the country, was much more akin to the large bank that the Proponent claims Ms. Coughey is incapable of operating. It is doubtful that many shareholders would even give credence to such an argument, but in order to ensure that no shareholders are in fact misled by these unsubstantiated and misleading statements, they should be excluded. These arguments are only intended as an attack by the Proponent on Ms. Coughey's personal reputation.

With respect to Mr. Crowley, the Proponent states that while he was President of Crusader Bank, the Office of Thrift Supervision assessed civil money penalties and issued a restrictive supervisory agreement against the bank. This statement is false and an outright attack on the character, integrity and personal reputation of Mr. Crowley and should be excluded from the proposal. The Office of Thrift Supervision did not take these measures against Crusader Bank while Mr. Crowley was President. The Proponent also makes the same weak and misleading argument that Mr. Crowley does not have the requisite credentials to serve as Chief Financial Officer of the Company because his previous employer, Crusader Bank, had $400 million in assets, "only about 25%...of the assets of Willow Financial." For the reasons cited above, this statement is false. This is simply an attempt by the Proponent to use the shareholder proposal process to attack Mr. Crowley's credentials and personal reputation. Accordingly, this portion of the Proposal should also be excluded from the Proposal.

As set forth in the previous two paragraphs, all of the Proponent's arguments in his statement in support of his Proposal are either false, unsubstantiated or misleading and should be excluded. If excluded, there remains no basis for his proposal that the two executive officers should be removed, and, therefore, the Proposal itself should be excluded pursuant to Rule 14a-8(i)(3). In many cases under Rule 14a-8(i)(3), the Staff permits a proponent to modify a proposal to exclude or correct certain information. Such a remedy would not serve any purpose in this case where the entire basis for the Proposal is materially false or misleading. The only remedy is to exclude the entire Proposal under Rule 14a-8(i)(3).

V. Conclusion

For the foregoing reasons, we respectfully request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal and supporting statement from its proxy materials.

By copy of this letter, Albert S. Randa is being notified that, for the reasons discussed above, the Company intends to omit the Proposal and supporting statement from its proxy materials.

If you have any questions or need any additional information, please do not hesitate to contact me at (610) 205-6028.

Very truly yours,

STEVENS & LEE



Jeffrey P. Waldron

JPW:jrk
cc: Ms. Donna M. Coughey
Mr. Albert S. Randa

June 5, 2007

Joseph T. Crowley, Corporate Secretary
Willow Financial Bancorp,
170 South Warner Road
Wayne, Pennsylvania 19087

Dear Corporate Secretary,

I submit the following Shareholder Proposal to be including in the next Proxy submitted for vote to the Shareholders of Willow Financial Bancorp, Inc.

PROPOSAL: I recommend that a committee be formed consisting of Chairperson Loring and two other directors who would employ the services of an executive search firm to recommend, and for the Board to approve, a replacement for President and Chief Executive Office, Donna M. Coughey and Chief Financial Officer, Joseph T. Crowley.

This year's miserable performance by our Company is directly related to the inabilities of the CEO and the CFO. They simply do not have the banking background and knowledge required to effectively operate a Banking institution like Willow Financial which had over $1.532 billion in assets at March 31, 2007.

Ms. Coughey experience and abilities is clearly with much much smaller banks. The Mellon Bank of Delaware had assets of approximately $600 million and, prior to the merger with Willow Grove, First Financial Bank was about $650 million in assets. The assets of Willow Financial are $1.5 million which is more than **2.3 times** larger than her banking experience level. Our earnings this year clearly shows that she cannot effectively manage Willow Financial because it is simply too large for her level of competence.This years' results and the price of our stock proves it. Shareholders need someone who knows what they are doing. In addition, some of the best people from the First Financial organization have left Willow Financial like several good loan officers, a good trust officer, an excellent branch officer, a very competent operations officer, etc. which indicates a serious lack of leadership abilities by her.

The CFO, Crowley is an even more compelling problem. He doesn't say but Shareholder should know that while he was President of Crusader Bank, the Office of Thrift Supervision assessed civil money penalties and issued a restrictive supervisory agreement against the Bank. Is this the kind of person we want to handle our investment. Crusader grew to approximately $400 million in assets while he was there. This $400 million in assets is only about 25 %, or 1/4th, of the assets of Willow Financial. He clearly is way way above his expertise and ability and he should not be trusted to make decisions that affect our investment in Willow Financial.

My fellow shareholder, **what we need is proven ability and expertise.** We desperately need executives that have effectively managed a large institution of at least $2 billion or more in assets. I would hope that you agree and vote **FOR** this proposal even though the Board will recommend that you vote against it. If you have any doubt about what I say, just look at how much you lost in stock value while this CEO and this CFO were running Willow Financial. ...END

Respectively Submitted



Albert S. Randa, Shareholder – 777 Wallace Drive, Warminster, PA 18974

Additional Required Information:

Attached is a letter from my Broker as to the Shares required for me to submit a proposal.
This Proposal is based on the dates and references in the 2006 Proxy.
I will continue to hold Willow Financial Bancorp securities through the date of the Shareholder meeting and beyond.
I will attend the Shareholder meeting to present this proposal.
My name and address is listed above and my phone number is 215-317-4840.
I currently own 4,300 shares and my wife owns 900 shares or a total of 5,200 shares.

Wachovia Securities, LLC
WS8233
1201 New Road, Suite 207
Cornerstone Commerce Center
Linwood, NJ 08221

First Vice President · Investment Officer

Tel 609 926-7822
Fax 609 926-7884
800 828-2201
joseph.travagline@wachoviasec.com



June 5, 2007

WACHOVIA SECURITIES

Willow Financial Bancorp Inc
170 Southj Warner Rd Ste 300
Wayne PA 19087

Re: Annual Shareholder Meeting

Dear Investor Relations,

I am a First Vice President – Investment Officer at Wachovia Securities who manages the accounts for Albert S. Randa. I have been with Wachovia Securities for 11 years and managed Mr. Randa's accounts for more than 5 years.

Please consider this letter verification that Albert S. Randa has held shares of Willow Financial Bancorp Inc within his IRA and/or his Roth account with Wachovia consistently since September 2005. He has owned a minimum of 300 shares during that time period.

If you need additional verification as to this fact, simply contact me at the above listed numbers.

Sincerely,



Joseph Travagline
First Vice President – Investment Officer

CC: Albert S. Randa

August 8, 2007

RECEIVED
2007 AUG 13 AM 10:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Response to Willow Financial Objection of My Shareholder Proposal written by Stevens & Lee

Ladies and Gentlemen:

First, breathe easy. This will not be a 9 page letter but I am forced to address each major point and all the error presented by Attorney Jeffrey P. Waldron (JW).

Before I respond, I want you to know that JW called me about 3 days before he filed to give me a last chance to withdraw my proposal because his letter would become a public document and that it would be very very embarrassing to me before all my friends and professional associates. To me that was a threat and a real form of blackmail. So unless you prohibit me, I will be sending my Proposal, his letter and this response to the Philadelphia Inquirer, the Philadelphia Business Journal, Philadelphia Magazine, and all local newspapers that form the market area of Willow Financial Bancorp. The timing will be unbelievable. Now let's get started.

1. Personal Claim or Grievance - It is true that I left the employ of Chester County in 2003, that I was the CFO, and like anyone, it was not a pleasant experience. I also was not really upset except that I could kick myself for settling too early because I would was right and would have eventually been victorious.

My proposal has nothing to do with a personal grievance against Coughey and Crowley. Since I left in 2003, I have seen Coughey approximately 4 times at professional gatherings and seminars most recently at a Federal Home Loan Bank dinner meeting. At those 4 occasions, I said Hello to her at two of them and she replied nicely. I emailed her, I think 2 times and you can get the emails from her which was business related. I spoke to her on the phone once when I offered her Bank a branch site that my son owned that has since been purchased by Harleysville Bank for $1.75 million. She could have purchased it for $1.2 million. As a shareholder, I was interested in helping my bank do better. When I called her she was very nice on the phone and said she would look into it with her branch person and get back to me. She never called. THAT IS IT. IT IS ALL MY CONTACT WITH HER SINCE 2003. Does this sound like I am holding a grudge? Why would I skip any real input for 2003,2004,2005,2006 and now a personal grievance? It just doesn't add up.

On the other hand, Crowley and I spoke on the phone when I called him about getting a copy of the two sections of By-Laws dealing with Shareholders Proposal. This was in early 2007 and he emailed me that he checked and that I was not listed as a shareholder. That's it for emails. My only personal conversation with him was when I personally met him for the first and only time at the Company Headquarters building on Tuesday June 5th when I hand delivered the my Shareholders Proposal at 3:30 PM. We met for about 20 seconds because I wanted him to sign and date a copy of my resolution to acknowledge receipt and then I handed him the original Proposal and left. I was there maybe 1 minute. I did not see Coughey who was in the next office. THAT IS IT. IT IS ALL MY CONTACT WITH HIM. Does this sound like I am holding a grievance against him? I don't know this guy.

If you want to really understand the situation, please get the real story including my lawsuit against the Company and our settlement from Mark Zanner of your SEC Office in Philly. He has a file which includes my 2 day deposition about a now convicted member of the Board which was the primary reason they started the entire problem with me and the Company.

Quickly, (1) I was terminated supposedly because of inappropriate behavior but the real reason was because I demanded that the Company deal with a Director who lied to the FDIC about bonds he sold to the Company and all the other massive investment problems he created. He is now a convicted felon (talk to Zanner). (2)As to the concealment through improper reporting, I purchased Company stock and it went up in a short time and I sold it. I did not disgorge the profit because I didn't know I was required too but within a few days of being told of the law, I gave the Company my personal check to settle the issue. It was with the two year period. (3)The Company settled because I was going to win. My attorney was very good but he had absolutely no court room experience so I settled. (4)You cannot be surprised that the Board and Coughey did not admit any wrongdoing. Neither did I.
(5)Coughey has never been harassed by me; this is crap and JW and Coughey should be truthful. (6)Coughey has never told me not to call her or anyone at the Company. That is just a lie.

I agree with JW that proxy material should provide a forum for benefiting shareholders and my proposal does exactly that. This has nothing to do with a grievance. It just happens to be in the Regulations so he is trying to use it when it really is bogus. The result of item 1 should be that the Company and JW loose and I win this one.

2. Ordinary Business Matter - The position of CEO and CFO can hardly be considered an "ordinary business matter" or simply an operation. I certainly agree that hiring, promotions, approving loan, opening new offices etc are out of shareholders consideration and direction and cannot and should not be micro-managed by shareholder votes. But the CEO and CFO who makes the decisions, like those on the Board have to be accountable to the shareholders and, therefore, the shareholder must have a right and they have an obligation to do what they can to improve their Company for themselves and their fellow shareholders.

JW wrote that "the Staff has consistently taken the position that any proposals seeking to remove executive officers are excludable under Rule 14a-8(i) (7)" and he names some references. They all seem to deal with the "ordinary business operations" principle. There must be differences that I am not aware of. I have read a lot of proxies that had proposals that deal with removal of executive officers so I think there are some specifics matters in the cases that JW has references that are different from my situation. Also please note the word consistent. It implies that it is not a firm rule of the Staff and therefore, in your wisdom you can go with my thinking that my proposal does not deal with the ordinary because it involves the entire Company not just some segment. GIVE THE SHAREHOLDERS CREDIT FOR BEING SMART ENOUGH TO BE ABLE TO MAKE AN INFORMED JUDGMENT BASED ON THE FACTS AND THEIR RECENT EXPERIENCE WITH THE COMPANY. AN INFORMED BOARD CAN VOTE THE SHARES THEY OWN AND LET THE REMAINING SHAREHOLDERS DO THE SOME.

You could consider my proposal a form of executive compensation because if a new CEO and CFO are found, the compensation would surely be different than that of Coughey and Crowley. In that sense my proposal is a compensation issue but I would be less than honest with you if I pushed this issue. Oh God, I am starting to think a little like JW.

I admit that my Proposal is not a public policy issue, but it is a shareholder issue that the shareholders should have a right to vote on. Win or lose, the shareholders should speak their piece and not be tied up with the erroneous notion that the Board is "informed" or that this matter is too "complex" for investors to understand. This is not about employees or operations. It is about the two top executives who are making all the mayor decisions that are subsequently taken to the Board for their approval. They are the heart of the organization and are ultimately responsive for success or failure and shareholder value.

Tell me, what shareholders can do if the Board can not or does not do their job. Shareholders must have the right to help them out by voting to give them the help they need. That is exactly what I have proposed.

3. Improper under State Law - JW wrote that my Proposal is not a proper subject for shareholder action under the Company's By-Laws and Pennsylvania Law. I think he is either outright wrong or is really stretching some minor point in his direction. DO NOT TRUST THIS TURKEY! Make him produce the section of the By-Laws that prohibit shareholders from voting on my Proposal. I could not find it and he will not be able to produce something that is directly on point. He will come up with something and then interpret it his way for his client.

Section 1721 of PA law only says that the affairs of a business corporation shall be managed under the direction of a board of directors. Fine, I agree with that. Section 1733 provides that officers of the business corporation may be removed by the board of directors and appoint officers and form committees. It does not say only the Board can perform these functions and, more specifically, that the shareholders cannot vote to tell the Board what the shareholders want. The shareholder vote does not fire anyone or usurp the Board's authority. Shareholders are not infringing on the power of the Board. My Proposal simply tells the board what their boss (the shareholders) wants. What could be fairer? We made them Directors and now we want to help them out a little by voting (telling them what we want and giving them direction) so that they can keep their position as Director.

Finally, this is precatory . I do not know exactly what that means but if JW says it's only "nominally precatory" it must be really precatory. I am sure the Staff knows it way through this issue. The shareholder vote does not fire the CEO or the CFO. It is designed to get the Directors to exercise their responsibility.

While I am not an Attorney my legal opinion on the By-Laws and the PA Law is that JW will write anything, stretch everything, infer anything, and certify to anything that serves his client so his firm can get repeat work. Any attorney that needs a 9 page letter to get his point across obviously has a very weak case and he is equating bulk with fees while trying to pull the wool over your eyes. I do not believe, and you should not, that there exists anything in the PA regulations that prohibits a vote on my Proposal.

4. Violation of Proxy Rules - Let's deal with material falsities and misleading statements that are not in my Proposal. There are no false statements and, as you know, misleading statements are a state of mind and should be ignored by the Staff. JW writes about character and personal reputation. I did not attach Coughey's or Crowley"s character or personal reputation. I gave the facts and only the facts that I could fit in the 500 words I was permitted and that I think are important for the shareholders to form an opinion and to vote accordingly.

I used the tern "miserable performance" because in my opinion it is. I am a CPA and a retired Partner of KPMG, and I have always said the truth. Let the shareholders decide. They know what miserable is. Miserable performance is loosing over 36 %(yearly high of $16.75 and low of $10.68) of their value. They need a change and will vote for it whereas the Board is more concerned with not rocking the boat.

JW show his lack of banking/business acumen by saying that a $600 or a $650 million (assets) bank has the same comparable problems as the Company which is over $1.5 million in assets. That just isn't true and judging by the increases in salary for the CEO and the CFO there must be a lot more to the job. Frankly, common sense is contrary to JW opinion. Again, there are no unsubstantiated, false, or misleading statements. Coughey's and Crowley's experience is relevant and should not be hidden from the shareholders which the proxy does. The proxy gives their past titles, which are impressive, but there is a big difference between Title and Experience and all I have done is present some of the more important facts in their prior positions. How can JW call the size of their pass banks unsubstantiated and misleading. I got the info from the bank reports. Even JW's mother would not accept this argument.

The last major objection from JW is that Crowley was not President of Crusader Bank when the Office of Thrift Supervision assessed civil money penalties and issued a restrictive supervisory agreement. In the FORM DEF 14A filed 10/3/06 for the Period Ending 10/31/06, Crowley lists his experience as ..."Crowley was Chief Financial Officer for Applied Card Systems, inc. in Glen Mills, Pennsylvania from September 2000 to June 2003.From 1991 to 2000, he served as President of Crusader Bank in Philadelphia, Pennsylvania as well as CFO for it's parent, Crusader Holding Corporation". In the Crusader 10K for June 30, 2000, which was opined on by Grant Thornton dated September 7, 2000 it says in Note S – Regulatory Matters Item 2. that "the results of an examination conducted by The Office of Thrift Supervision(OTS), dated July 12, 1999 resulted in the Bank entering into a Supervisory Agreement with the OTS on April 26, 2000."etc. etc. I guess it is possible for Crowley to leave the Bank before he took the next job but any way one looks at this, he certainly was there, as President, when all the problems occurred. If he in fact left before the April 26, 2000 agreement, he was part of the problem and maybe he didn't leave on his own free will. But I will not speculate.

That is it. The Staff just has to sit back and put their hands behind their head as ask the question, why so much garbage from the attorney JW? My guess is that he is attempting to toss as much crap on the wall in the hope that some of it will stick. It should not.

If you have any questions please call me.

Respectfully Submitted



Albert S. Randa
777 Wallace Drive
Warminster, Pa. 18974

Cell 215-317-4840
Home 215-672-3740
Work 215-230-7533 x 1125

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

August 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Willow Financial Bancorp, Inc.
Incoming letter dated June 28, 2007

The proposal recommends the employment of an executive search firm to recommend, and for the board to approve, a replacement for president and chief executive officer and chief financial officer.

There appears to be some basis for your view that Willow Financial Bancorp may exclude the proposal under rule 14a-8(i)(7), as relating to Willow Financial Bancorp's ordinary business operations (i.e., the termination, hiring, or promotion of employees). Accordingly, we will not recommend enforcement action to the Commission if Willow Financial Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for exclusion upon which Willow Financial Bancorp relies.

Sincerely,



Ted Yu
Special Counsel

END